Exhibit 11 (continued)

Computation of Earnings Per Share
Unaudited

Diluted Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	1999	1998	1999	1998

	(Restated)		(Restated)

Weighted average shares outstanding – basic	26,437,347	26,592,383	26,418,217	26,643,344

Plus incremental shares from assumed conversions	877,382	—	862,217	—

Number of shares for computation of diluted	27,314,729	26,592,383	27,280,434	26,643,344

net income per share

Net income	$1,905,962	$3,019,143	$4,699,710	$4,425,059

Diluted net income per share	$0.07	$0.11	$0.17	$0.17

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